FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                            Report of Foreign Issuer
            For the period of November 02, 2004 to December 03, 2004

                                  VERNALIS PLC

                                  Oakdene Court
                                613 Reading Road
                                    Winnersh
                                    Wokingham
                               Berkshire RG41 5UA


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





Enclosures:

1.  News release dated 02 November 2004 announcing Director Shareholding
2.  News release dated 18 November 2004 announcing John Slater joins Vernalis
3.  News release dated 18 November 2004 announcing Director Shareholding
4.  News release dated 23 November 2004 announcing Recruitment for Frova Study

Enclosure No. 1


2nd November 2004

                              Director Shareholding

Vernalis plc (LSE:VER, Nasdaq: VNLS) - On 29th October 2004, a grant of options over ordinary shares of 5p each in the company was made to employees under the SAYE Plan.

All employees in the Company were eligible to enter a savings contract and participate in the grant of options. Options granted to directors were as follows:

Name                   Quantity        Price          Exercise Period

Dr JB Hutchison        13,345          71p            1 Dec 2007 to 1 June 2008


Enquiries:

Vernalis plc
Simon Sturge, Chief Executive Officer
Tony Weir, Chief Financial Officer
Julia Wilson, Head of Corporate Communications
+44 (0)118 977 3133

Brunswick Group
Jon Coles
+44 (0)20 7404 5959

Enclosure No. 2


18 November 2004

                 John Slater joins Vernalis as General Counsel


Vernalis plc (LSE:VER, Nasdaq: VNLS), announces today the appointment of Mr John Slater as an Executive Director with immediate effect. He joins as General Counsel and has responsibility for all legal and business development activities, and reports directly to Simon Sturge, the Chief Executive Officer.

Mr Slater joins the company from Celltech where he was Director of Legal Services. A solicitor, he joined Celltech in 1989. Over the past 15 years he has been a key member of the senior management team overseeing the company's growth through its many collaborative and partnership agreements and through its M & A programme culminating earlier this year in Celltech's acquisition by UCB.

Commenting on the appointment, CEO Simon Sturge said:

"I am delighted that John has joined us as General Counsel and a member of the Board. His exceptional experience will substantially add to the company's ability to execute its strategy of building a significant self-sustaining bio-pharmaceutical company."

Enquiries:
Vernalis plc                                           +44 (0) 118 977 3133
Simon Sturge, Chief Executive
Tony Weir, Chief Financial Officer

Brunswick Group                                        +44 (0) 20 7404 5959
Jon Coles
Wendel Carson

Enclosure No. 3


                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

   VERNALIS PLC

2. Name of director

   JOHN A D SLATER

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

   AS NAMED IN NO. 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

   N/A

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

   NO

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

   PURCHASE OF SHARES

7. Number of shares / amount of stock acquired

   17,191

8. Percentage of issued class

   0.01%

9. Number of shares/amount of stock disposed

   N/A

10. Percentage of issued class

    N/A

11. Class of security

   ORDINARY 5 PENCE SHARES

12. Price per share

    N/A

13. Date of transaction

    N/A

14. Date company informed

    18/11/2004

15. Total holding following this notification

    17,191

16. Total percentage holding of issued class following this notification

    0.01%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

    29/10/2004

18. Period during which or date on which exercisable

    29/10/2007 - 28/10/2014

19. Total amount paid (if any) for grant of the option

    NONE

20. Description of shares or debentures involved: class, number

    538,922 ORDINARY 5 PENCE SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

GBP 0.835

22. Total number of shares or debentures over which options held following this notification

    538,922

23. Any additional information

    NOTIFICATION MADE FOLLOWING APPOINTMENT OF MR SLATER AS DIRECTOR ON 18/11/2004. MR SLATER HAS NOT SERVED AS THE DIRECTOR OF A PUBLIC QUOTED COMPANY IN THE LAST FIVE YEARS AND THERE ARE NO DETAILS REQUIRING DISCLOSURE UNDER PARAGRAPH 5.F.2 (b) TO (g) OF THE LISTING RULES.

24. Name of contact and telephone number for queries

    A J WEIR - 0118 977 3133

25. Name and signature of authorised company official responsible for making this notification

    A J WEIR, CFO

    Date of Notification

    18/11/2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Enclosure No. 4


23 November 2004


Recruitment Under Way in Confirmatory Frova(R) Efficacy Study for Prophylaxis of
                          Menstrually Related Migraine


Vernalis plc (LSE:VER, Nasdaq: VNLS) is pleased to announce that recruitment has started in the confirmatory Phase III study to complete the required data package for filing a supplemental New Drug Application (sNDA) for Frova(R) (frovatriptan) for the prophylaxis or prevention of menstrually-related migraine
(MRM). If this efficacy study and the ongoing safety study are successful, a regulatory submission in the US can be expected in the first-half of 2006. Regulatory approval would permit Frova(R) to be marketed as a short-term prophylaxis for MRM in the US. Frova(R) is marketed in the US by our partner, Endo Pharmaceuticals Inc.

The first patients were recruited into this study in late October 2004. This is a placebo-controlled parallel group study investigating the same dose regimens that were found to be effective in the initial study, published in Neurology in July 2004. Around 600 patients whose menstrually-related migraines are not adequately treated using acute therapies will be enrolled, and treated for three consecutive months.

In April 2004, a 12-month safety study was fully recruited when a total of 562 participants had been enrolled. The purpose of this study is to provide safety information on a minimum of 300 women following six cycles of treatment and 100 women following 12 cycles of treatment. In excess of 300 women have now received six cycles of treatment. If the trial continues as expected for the remaining six months, the complete dataset will be available from this study in the second half of 2005.

In April 2003, positive trial data were first presented from a study of over 500 menstrual migraine sufferers in the US, demonstrating that short-term prophylaxis with frovatriptan was effective in preventing migraine headaches triggered by menstruation. The data demonstrated a highly statistically significant improvement in the numbers of patients who were headache-free during their peri-menstrual periods for both once and twice daily dose regimens of frovatriptan compared to placebo (p < 0.0001). These data were published in full by a leading journal (Neurology 2004; 63: 261-269).

Continuing Marketing Progress in Europe

Frovatriptan has recently been launched in Spain by our European partner, the Menarini Group. Frovatriptan has now been approved for the acute treatment of migraine in 16 European countries and is on the market in Germany, Italy, UK, Austria and the Netherlands, with further launches in other countries expected in 2005. In Germany, where frovatriptan was launched in November 2002, it has now increased its market share to 9.5% by prescription.

Enquiries:
Vernalis plc                                           +44 (0) 118 977 3133
Simon Sturge, Chief Executive
Tony Weir, Chief Financial Officer
John Hutchison, Development Director


Brunswick Group                                        +44 (0) 20 7404 5959
Jon Coles
Wendel Carson

About Frova(R)
Frova(R) was approved by the FDA on November 8, 2001 for the acute treatment of migraine attacks with or without aura (subjective symptoms at the onset of a migraine headache) in adults. Frova(R) is generally well tolerated, with a side-effect profile that is typical of the triptan class of drugs. The most common side effects are dizziness, fatigue, paresthesia (tingling), flushing, headache, dry mouth, hot or cold sensation, and chest pain. The FDA-approved dosing for Frova(R) is one 2.5 mg tablet up to three times within a 24-hour period. Frova(R) has not been approved by the FDA for any indications other than for the treatment of acute migraine headaches, and its safety and efficacy in other indications have not been established.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: December 03, 2004                            Vernalis PLC
                                                   (Registrant)


                                                    By:______________
                                                       Tony Weir
                                                       Chief Financial Officer